Filed pursuant to Rule 433
Registration Statement Nos. 333-203157 and 333-203157-01

RBS Exchange Traded Notes

RBS Global Big Pharma ETNs (DRGS)
[GRAPHIC OMITTED]

RBS ETN Details
Issuer                           The Royal Bank of Scotland plc
Guarantor                        The Royal Bank of Scotland Group plc
Ticker                           DRGS
Intraday Indicative Value Ticker DRGS.IV
Inception Date                   10/21/2011
CUSIP                            78009P135
ISIN                             US78009P1350
Primary Exchange                 NYSE Arca
Maturity                         10/25/2041
Index                            NYSE Equal Weighted Pharmaceutical Total Return Index(SM)
                                 (Bloomberg symbol: "DGETR (INDEX)")
Annual Investor Fee              0.60% per annum.
(accrued on a daily basis)
Repurchase at your option        You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 10/17/2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option   We may redeem all of the RBS ETNs at our discretion at any time on or prior to 10/23/2041. Pursuant to our announced plan to exit the structured retail investor products business, the likelihood that we will redeem the ETNs prior to maturity has increased. See "Recent
                                 Developments" on reverse for more information.
Daily Redemption Value           Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/drgs*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this[]document.

Index Summary(2) -- as of 3/31/2015

Number of Components 26
-------------------- --------------
Average Market Cap   $83.01 billion
-------------------- --------------
P/E Ratio            28.25
-------------------- --------------
P/B Ratio            4.52
-------------------- --------------
Dividend Yield       1.57
-------------------- --------------

To find out more
Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Not FDIC Insured. May Lose Value.

ETN Overview:

RBS Global Big Pharma Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are
fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc
("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk. The return on this
RBS ETN is based on the performance of the NYSE Arca Equal Weighted
Pharmaceutical Total Return Index(SM) (Bloomberg symbol: "DGETR (INDEX)") (the
"Index").

The Index

Index Components: The Index comprises stocks and depository receipts of some of the largest companies involved in various phases of development, production and marketing of pharmaceuticals.
Equally Weighted: The Index is calculated using an equal-dollar weighting methodology so that each of the component securities in the Index is represented in approximately equal-dollar amounts. The Index component weights are set to equal dollar amounts at each rebalancing. During the quarter, each component's weight changes independently based on the price movements of each respective component stock. In addition, the Index is a total return index, which means that the level of the Index takes into account the cash dividends, if any, paid on the Index components.
Quarterly Rebalancing: The Index portfolio is rebalanced every quarter after the close of trading on the third Friday of March, June, September and
December.

Index Components(2) -- as of 3/31/2015

    COmpany                                      WeigHt (%) Ticker eXcHange
--- -------------------------------------------- ---------- ------ --------
1.  Novo Nordisk A/S(1)                          4.28%      NVO    NYSE
2.  Dr.Reddys Laboratories Ltd.                  4.08%      RDY    NYSE
3.  Pfizer Inc.                                  4.03%      PFE    NYSE
4.  Teva Pharmaceutical Industries Ltd.(1)       3.98%      TEVA   NYSE
5.  Hospira Inc.                                 3.98%      HSP    NYSE
6.  Merck and Co Inc.                            3.90%      MRK    NYSE
7.  Johnson and Johnson                          3.90%      JNJ    NYSE
8.  Zoetis Inc.                                  3.88%      ZTS    NYSE
9.  Valeant Pharmaceuticals International Inc(1) 3.88%      VRK    NYSE
10. Sanofi Sa(1)                                 3.88%      SNY    NYSE
11. Abbott Laboratories                          3.87%      ABT    NYSE
12. Endo International plc(1)                    3.85%      ENDP   NASDAQ
13. Abbvie Inc.                                  3.85%      ABBV   NYSE
14. Novartis Ag(1)                               3.85%      NVS    NYSE
15. Mallinckrodt plc(1)                          3.80%      MNK    NYSE
16. Eli Lilly And Co.                            3.80%      LLY    NYSE
17. Perrigo Company plc(1)                       3.78%      PRGO   NYSE
18. Bristol-Myers Squibb Co.                     3.78%      BMY    NYSE
19. Glaxosmithkline plc(1)                       3.76%      GSK    NYSE
20. Actavis plc(1)                               3.75%      ACT    NYSE
21. Astrazeneca plc(1)                           3.74%      AZN    NYSE
22. Shire plc(1)                                 3.74%      SHPG   NASDAQ
23. Mylan Nv                                     3.72%      MYL    NASDAQ
24. Taro Pharmaceutical Industries Ltd.          3.68%      TARO   NYSE
25. Jazz Pharmaceuticals plc(1)                  3.63%      JAZZ   NASDAQ
26. Alkermes plc(1)                              3.61%      ALKS   NASDAQ

(1)Components are represented in the Index by their depositary receipts traded on U.S. exchanges.
(2)Source: Bloomberg. The Index Components and Index Summary present actual historical information on the NYSE Arca Equal Weighted Pharmaceutical Index(SM)
(the "Price Return Index"). The only difference between the Index and the Price
Return Index is that the level of the Index incorporates the cash dividends paid on the Index components. See also "Certain Key Terms" on the following page.

Historical Performance (%) -- as of 3/31/2015
----------------------------------------------------- ------- -------- ----------- ---------- ----------- ---------------
                                                                                                          ANNUALIZED
                                                                                                          SINCE RBS ETN
                                                      3-MONTH YEAR-TO- ANNUALIZED  ANNUALIZED ANNUALIZED   INCEPTION
                                                        (%)   DATE (%)  1-year (%) 3-year (%)  5-year (%)  (10/21/11) (%)
----------------------------------------------------- ------- -------- ----------- ---------- ----------- ---------------
 RBS Global Big Pharma ETN Daily Redemption Value(1)   12.03   12.03      30.86       28.82        --        28.63
 NYSE Arca Equal Weighted Pharmaceutical Total Return  11.91   11.91      29.33       27.31      19.01       26.97
 Index(SM)
 NYSE Arca Equal Weighted Pharmaceutical Index(SM)
 (Price Return Index)                                  12.20   12.20      31.64       29.60      21.53       29.40
 SandP 500([R]) Index (Price Return)                    0.44    0.44      10.44       13.66      12.08       12.93

Source: Bloomberg. The table above presents the actual historical performance of the RBS ETNs, the Index, the NYSE Arca Equal Weighted Pharmaceutical
Index(SM) (the "Price Return Index") and the SandP 500([R]) Index (Price
Return) over the specified periods. The only difference between the Index and the Price Return Index is that the level of the Index incorporates the cash dividends paid on the Index components, while the Price Return Index does not.
It is not possible to invest directly in an index. For information regarding the performance of the Index, see pages PS-13 to PS-16 of the pricing supplement of the RBS ETNs filed with the U.S. Securities and Exchange
Commisson (SEC). Past performance does not guarantee future results.
(1)Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to 0.60% per annum.

Country Breakdown -- as of 3/31/2015
[GRAPHIC OMITTED]

Source: Bloomberg. The chart and table above present the country of incorporation of the companies which equity securities comprise the NYSE Arca
Equal Weighted Pharmaceutical Index(SM) (the "Price Return Index"). The Index
and the Price Return Index have identical components.

Historical Dividend Yield -- as of 3/31/2015
-------------------------------------------- ------------------------
                   DIVIDEND YIELD             DIVIDEND YIELD
          YEAR NYSE PHARMA INDEX (%)         SANDP 500([R]) INDEX (%)
-------------- ----------------------------- ------------------------
          2004          1.83                       1.59
          2005          1.95                       1.74
          2006          2.06                       1.79
          2007          2.10                       1.82
          2008          2.79                       2.20
          2009          3.74                       3.59
          2010          2.98                       1.84
          2011          3.45                       1.83
          2012          3.03                       1.96
          2013          2.74                       2.10
          2014          1.70                       1.94
          2015          1.57                       2.00

Source: Bloomberg. The table above presents the actual historical Dividend
Yield calculated based on the cash dividends paid on the component securities of the NYSE Arca Equal Weighted Pharmaceutical Index(SM) (Price Return) and the
SandP 500([R]) Index (Price Return) over the prior 12 months ending on the last trading day of the month referenced above. Unlike total return indices, the levels of price return indices do not incorporate any cash dividends paid on their index components. See "Certain Key Terms" on the back for the calculation of the Dividend Yield.

SELECTED RISK CONSIDERATIONS
Investing in the RBS ETNs involves a number of risks. Some of the risks relating to the RBS ETNs are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable pricing supplement.
You may lose all or a significant portion of your investment: The RBS ETNs are not principal protected. If the level of the Index decreases, or does not increase by an amount sufficient to offset the investor fee, you will receive less, and possibly significantly less, at maturity or upon early repurchase or redemption than your original investment in the RBS ETNs. The RBS ETNs involve risks not associated with an investment in conventional debt securities.
Credit risk of RBS plc and RBS Group: The RBS ETNs are unsecured and unsubordinated obligations of RBS plc, as issuer, and are guaranteed by RBS
Group. You are dependent on RBS plc's ability to pay all amounts due on the RBS
ETNs, and therefore you are subject to the credit risk of RBS plc and to changes in the market's view of RBS plc's creditworthiness. In addition, because the RBS ETNs are guaranteed by RBS Group, you are also dependent on the credit risk of RBS Group in the event that RBS plc fails to make any payment or delivery required by the terms of the RBS ETNs.
Issuer redemption: RBS plc has the right to redeem or "call" the RBS ETNs, in whole but not in part, at its sole discretion at any time from the initial settlement date to and including 10/23/2041. In addition, the implementation of the RBS Retail Investor Products Exit Plan increases the likelihood of our calling the RBS ETNs prior to maturity.
Market Risk: The return on the ETNs will depend on the performance of the Index
(which in turn will depend on the performance of the Underlying Indices) and other market conditions. In particular, the ETNs are subject to the risk that large-capitalization U.S equities may underperform other segments of the equity market or the equity market in general.
A trading market for the RBS ETNs may not develop: Although the RBS ETNs are listed on NYSE Arca, Inc., there is no guarantee that the listing will be maintained or that a secondary market will develop. RBS plc is not required to maintain any listing of the RBS ETNs.
No Interest Payments: You will not receive any interest payments on the RBS
ETNs.
Restrictions on your ability to offer RBS ETNs for repurchase by us: You must offer at least 20,000 RBS ETNs to us for any single repurchase and satisfy the other requirements described in the applicable pricing supplement for your repurchase offer to be considered.
Actual trading price or market price may vary significantly from indicative value and daily redemption value: The indicative value is meant to approximate the intrinsic economic value of the RBS ETNs from time to time. Any payment on the RBS ETNs at maturity or upon early repurchase or redemption is based on the daily redemption value, which is determined by the calculation agent. If you purchase or sell RBS ETNs in the secondary market, you will pay or receive the market price of an ETN. Factors that may influence the market price of the RBS
ETNs include: the level of the Index; the index components in the Underlying
Index; supply and demand for the RBS ETNs; economic, financial, political, regulatory or judicial events that affect the level of the Index; and the actual or perceived creditworthiness of RBS plc and RBS Group.
The Index has very limited actual history and may perform in unexpected ways:
The Index was created by RBS plc, as Index Sponsor, and established on October
21, 2011. As such, it has very limited actual history. The historical performance of the Index should not be taken as indication of future performance.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the RBS
ETNs are uncertain. You should consult your own tax adviser about your own situation.
The RBS ETNs are complex and not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS
ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.
CERTAIN KEY TERMS: The P/E Ratio, P/B Ratio and Dividend Yield information are sourced from Bloomberg. P/E Ratio is derived by dividing the closing level of the Price Return Index as of the specified date by the sum of the trailing
12-month earnings per share of the securities comprising the Price Return
Index. P/B Ratio is derived by dividing the closing level of the Price Return
Index as of the specified date by the sum of the book value per share of the securities comprising the Price Return Index as of that date. Dividend Yield means the sum of the gross dividends paid on the securities comprising the
Price Return Index over the prior 12 months divided by the closing level of the
Price Return Index as of the specified date; however, unlike the Index (which is a total return index), the level of the Price Return Index does not incorporate cash dividends paid on its components.
IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange
Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS
Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities
Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).
RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and
/ or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.
The NYSE Arca Equal Weighted Pharmaceutical Index(SM)"and the NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM)"are service marks"of NYSE
Euronext or its affiliates (NYSE Euronext) and have been licensed for use by
The Royal Bank of Scotland plc and RBS Securities, Inc. (Licensees) in
connection with"the RBS ETNS. Neither the Licensees nor the RBS ETNs is sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the"RBS ETNs or the ability of the
NYSE Arca Equal Weighted Pharmaceutical Index(SM)"or the"NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM) to track general stock market performance. NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY
EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE WITH RESPECT TO THE NYSE ARCA EQUAL WEIGHTED PHARMACEUTICAL
INDEX(SM)"OR THE NYSE ARCA EQUAL WEIGHTED PHARMACEUTICAL TOTAL RETURN
INDEX(SM)"OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE
ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES
(INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
Copyright [C] RBS Securities Inc. All rights reserved.
RBS Securities Inc., is a U.S. registered broker-dealer, member of FINRA and
SIPC, and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value. Dated April 14, 2015